EXHIBIT “A”

WORLD ENERGY SOLUTIONS, INC.

SERIES “C” CONVERTIBLE PREFERRED STOCK

CERTIFICATE OF DESIGNATIONS

The Series “C” Convertible Preferred Stock (the “Preferred Stock”) may be converted by holder at any time into common stock prior to the sixty (60) month anniversary of the execution of the Agreement and Plan of Acquisition regarding H- Hybrid Technologies, Inc. (the “Acquisition Agreement”).  The conversion shall be based upon the face value of the Preferred Stock which is $3,750,000 worth of common shares of World Energy Solutions, Inc.  The number of common shares received upon conversion shall based on the average of the five (5) day closing price prior to the conversion date.  For example, if the shares traded at an average five day closing price of $1.00 per share, then 3,750,000 common shares will be issued upon conversion of all of the Preferred Stock.  The average five day closing price per share of the common stock shall be no less than one cent ($0.01) per share.  The common shares will be salable pursuant to Rule 144.

Anytime after six months and before the 60th month anniversary of the Acquisition Agreement, World Energy Solutions, Inc. will have the right (but not the obligation) at its sole discretion, to repurchase any or all of the shares of Preferred Stock that have not been converted as follows:

Within 12 months – 105% value

Within 13 and 24 months – 110% value

Within 25 – 36 months –  115% value

Greater than 36 months  – 120% value

There will be no coupon associated with the Preferred Stock.

The Series C Convertible Preferred Stock shall have no voting rights, dividend rights or liquidation preferences.